SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934

 BION ENVIRONMENTAL TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09061Q307
 (CUSIP Number)

February 4, 2008
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09061Q307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Austin Investment Management, Inc. (I.R.S. Id No. 13-3528282)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 75,197

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 75,197

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 75,197

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [Not applicable]

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) IA

Item 1.
(a)	Name of Issuer Bion Environmental Technologies, Inc.
(b)	Address of Issuer's Principal Executive Offices 641 Lexington Avenue, 17th Floor New York, NY 10022

Item 2.
(a)	Name of Person Filing Austin Investment Management, Inc.
(b)	Address of Principal Business Office or, if none, Residence 520 Madison Avenue, 28th Floor New York, NY 10022
(c)	Citizenship New York
(d)	Title of Class of Securities Common Stock
(e)	CUSIP Number 09061Q307

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or §§240.13d-2(b) or (c), check whether the person is: An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:75,197
(b) Percent of class: 0.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 75,197
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 75,197

Item 5.	Ownership of Five Percent or Less of a Class
If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following    [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or effect with of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 20 day of February, 2008

AUSTIN INVESTMENT MANAGEMENT, INC.

	By:	/s/ Peter Vlachos, President________